================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-13927

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                        OUTDOOR SYSTEMS, INC. 401(k) PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                        INFINITY BROADCASTING CORPORATION
                                40 WEST 57TH ST.
                               NEW YORK, NY 10019


                              REQUIRED INFORMATION


(A) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE OUTDOOR SYSTEMS, INC. 401(k) PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 27, 2000 AND REPORT THEREON OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS, DATED MAY 30, 1999.

(B) EXHIBITS.  A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS
               EXHIBIT 23.1 TO THIS REPORT.
               A  CONSENT OF DELOITTE & TOUCHE LLP IS BEING FILED AS
               EXHIBIT 23.2 TO THIS REPORT.




================================================================================

OUTDOOR SYSTEMS, INC.
401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants                                             1

Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                                         2

Statements of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                                     3

Notes to Financial Statements                                                 4




Supplemental Schedule*:

     Schedule of Assets Held for Investment Purposes
          as of December 31, 1999                                            11


*Other schedules required by the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees
     Outdoor Systems, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outdoor Systems, Inc. 401(k) Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1998, were audited by other independent accountants whose report dated May 30, 1999, expressed an unqualified opinion with explanatory paragraphs on those statements.

As discussed in Notes 2 and 3 to the financial statements, the 1999 financial statements include investments valued at $847,344 (4% of net assets) whose fair values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
June 27, 2000
Phoenix, Arizona

OUTDOOR SYSTEMS, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                   1999                 1998
           ASSETS

Investments, at fair value:                     $20,982,726          $15,315,254
                                                -----------          -----------

Contributions receivable:
    Employer                                        457,684              386,672
    Participant                                     241,605                   --
                                                -----------          -----------
        Total contributions receivable              699,289              386,672
                                                -----------          -----------
Net assets available for benefits               $21,682,015          $15,701,926
                                                ===========          ===========

The accompanying notes are an integral part of these financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                1999

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of investments           $ 3,138,239
     Interest                                                    191,185
                                                             -----------
       Total investment income                                 3,329,424
                                                             -----------

   Contributions:
     Participant contributions                                 3,147,451
     Employer contributions                                      457,684
                                                             -----------
                                                               3,605,135


       Total additions                                         6,934,559

Deductions from net assets attributed to:
   Benefits paid to participants                                (954,470)
                                                             -----------

Increase in net assets available for benefits                  5,980,089
Net assets available for benefits:
   Beginning of year                                          15,701,926
                                                             -----------
   End of year                                               $21,682,015
                                                             ===========


The accompanying notes are an integral part of these financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Outdoor Systems, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan, established on January 1, 1987, is a defined contribution plan of Outdoor Systems, Inc. (the "Company", "Employer", or "Plan Sponsor"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In December 1999, the Company was acquired by Infinity Broadcasting Corporation ("Infinity"). As a result of the acquisition, the Company became a wholly-owned subsidiary of Infinity. In connection with the acquisition, each share of the Company stock was swapped for 1.25 shares of Infinity Class A common stock ("Infinity Stock"). The Plan held $1,107,706 of Infinity Stock at December 31, 1999.

         The Plan currently offers participants the following funds, as described in the individual fund's prospectus, to invest pre-tax and rollover deposits:

                  o THE FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - This fund primarily invests in growth, cyclical and value stocks, and securities convertible to common stocks. The fund may also invest in other securities, such as preferred stocks and bonds.

                  o THE FIDELITY ADVISOR HIGH YIELD A FUND - This fund primarily invests in high-yielding, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities and preferred stock.

                  o THE FIDELITY ASSET MANAGER FUND - This fund primarily
                    invests in stocks, bonds and short-term instruments.

                  o FEDERATED BOND FUND - This fund invests at least 65 percent of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35 percent of assets in debt rated as low as B. It may invest up to 25 percent in debt securities of foreign governments.

                  o NATIONWIDE FUND - This fund invests primarily in common
                    stocks, but may also include convertible issues, bonds and money market instruments.

                  o THE TWENTIETH CENTURY ULTRA INVESTORS FUND - This fund
                    invests primarily in domestic common stocks considered to have better-than-average prospects for appreciation.

                  o THE TEMPLETON FOREIGN FUND - This fund primarily invest in stock and debt obligations of companies and governments outside the United States.

                  o THE FIXED ACCOUNT FUND - This fund represents investments in a guaranteed return contract that provides an annual interest guarantee.

                  o THE WARBURG PINCUS EMERGING GROWTH FUND - This fund
                    primarily invests in equity securities of small-to-medium sized companies in the United States.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (CONTINUED)

                  o THE NEUBERGER & BERMAN GUARDIAN TRUST FUND - This fund
                    primarily invests in stocks of established companies believed to be undervalued in comparison to stocks of similar companies.

                  o THE NATIONWIDE MONEY MARKET FUND - This fund primarily
                    invests in commercial paper and U.S. Government obligations.

                  o PERSONAL PORTFOLIO - These funds invest in balanced
                    portfolios of cash, bonds and stock.

                  o THE INFINITY BROADCASTING CORPORATION COMMON STOCK FUND -
                    This fund invests in the common stock of Infinity Broadcasting Corporation, the parent company of Infinity Outdoor , Inc. (formerly Outdoor Systems, Inc. - See
                    Note 6), the Plan sponsor.

         The plan previously offered participants the following funds, to invest pre-tax and rollover deposits, (balances are still within these funds as participants were not required to transfer their investments):

                  o THE DREYFUS A BONDS PLUS FUND - This fund primarily invest in corporate bonds and notes and short-term securities.

                  o THE NEUBERGER & BERMAN PARTNERS TRUST FUND - This fund
                    primarily invests in common stocks, bonds, and debentures believed to have potential for appreciation in value.

                  o DEEDS OF TRUST - These investments are in first deeds of trust. All deeds of trust are held in conjunction with related parties. Effective January 1, 1995, this investment option is no longer open to participant contributions; however, all income earned on this investment will continue to be reinvested in the fund.

         CONTRIBUTIONS
         Plan contributions consist of three components: (1) eligible employee deferral contributions of 1% to 15% of the participant's monthly pretax compensation up to an annual before-tax dollar limitation in accordance with the Internal Revenue Service, (2) discretionary employer contributions, as determined annually by the Employer's Board of Directors, and (3) rollover contributions representing qualifying lump-sum distributions received by a participant from a plan sponsored by another employer. Various accounts are maintained to record each of these contributions, discretionary employer contributions and rollover contributions. The benefit to which a participant is entitled is the total benefit provided from the combined amount of their participant accounts.

         FORFEITURES
         Forfeitures representing the value of nonvested benefits of terminated participants are reallocated to active participants of the Plan and serve to reduce employer contributions to the Plan in the year in which employment terminates. There were no forfeitures during 1999.

         ELIGIBILITY
         Employees are eligible to participate in the Plan (as more fully described in the Plan document) upon meeting the following criteria:
         (1) 21 years of age; (2) 90 days of service; and (3) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         VESTING
         Participants are immediately 100 percent vested in their voluntary contribution and rollover contributions, plus actual earnings thereon. Vesting of Employer contributions plus actual earnings thereon is based on years of service, as follows:

               0-2 years of service                     0 % vested
               2 years and 1 day of service             100% vested

         PARTICIPANT BENEFITS AND DISTRIBUTION
         The Employer contribution and net investment income are allocated proportionally to individual participant accounts in accordance with the provisions of the Plan. Benefits provided by the Plan are paid from the net assets available for benefits. Participants separated from the Plan due to the service retirement, total and permanent disability or death are automatically fully vested in their Employer contributions and will receive their benefits including their voluntary contributions and rollover contributions in equal annual installments or a lump sum payment. Participants separated from the Plan due to termination receive a lump sum payment including the full value of their voluntary contributions and rollover contributions and the vested portion of their Employer contributions

         PARTICIPANT LOANS
         Participants may borrow from the Plan subject to a maximum loan balance of the lesser of: (1) 50 percent of their vested account balances, or
         (2) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding balance of loans from the Plan to the participant on the date of the loan. All loans must be repaid with interest within five years (however, loans used to acquire a principal residence of the participant must be repaid within ten years). Interest rates for loans are determined periodically by the Plan trustee.

         TERMINATION AND AMENDMENTS OF THE PLAN
         The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

         ADMINISTRATIVE EXPENSES
         The Company pays all administrative expenses of the Plan. Accordingly, these costs are not reflected in the accompanying financial statements.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following are the significant accounting policies used in the preparation of the accompanying financial statements.

         METHOD OF PRESENTATION
         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1999 and 1998 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 1999. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         Plan investments are valued at fair market value based upon quoted market prices with the exception of the Fixed Account Fund (as more fully described below).

         The investments with Nationwide Life Insurance Company ("Nationwide") represent pooled separate accounts which are governed under a variable return contract consisting of numerous mutual fund options with a range of investments objectives. Each participant in the Plan is assigned a number of units based on the dollar amount invested by the participant including amounts matched by the Employer and the daily unit value of the selected investment funds. A daily unit value is calculated for each Nationwide Investment fund based on the net asset value of the underlying mutual fund plus declared dividends and capital gains distributions less asset management fees for the day.

         The Plan has a benefit-responsive investment contract within the Fixed Account Fund held with Nationwide. Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value (which approximates fair value) as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.1% and 5.3% for 1999 and 1998, respectively. Nationwide has guaranteed a crediting interest rate of 5.5% for 2000.

         The Plan's investments in individual deeds of trust (Note 3) represent a percentage of the entire applicable deed of trust, the remainder of which is held by related plans with a common trustee. These investments are collateralized by real property, the majority of which is located in Maricopa County, Arizona. There is no unrealized appreciation/depreciation on deeds of trust as management believes the cost of the investments represents a reasonable estimate of their fair market values. Further, the deeds of trust have no secondary market and therefore, are stated at their cost which management believes represents a reasonable estimate of their fair market value.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVESTMENT VALUATION AND INCOME RECOGNITION, CONTINUED
         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more at of the Plan's net assets at December 31, 1999 and 1998.

                                                            1999         1998
                                                          ----------  ----------

         Fidelity Advisor Growth Opportunities Fund       $2,685,610  $2,209,953
         Fidelity Advisor High Yield A Fund                  944,242     825,462
         Neuberger &  Berman Partners Trust Fund           1,531,610   1,345,026
         Twentieth Century Ultra  Investors Fund           4,270,569   2,547,571
         Templeton Foreign Fund                            2,221,411   1,574,916
         Warburg Pincus Emerging Growth Fund               2,410,956   1,673,302
         Neuberger & Berman Guardian Trust Fund            1,308,509   1,304,948
         Infinity Broadcasting Corporation Common Stock    1,107,706          --
         Deeds of Trust (Note 2)                             847,344     794,205

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,138,239 as follows:

                                                                    1999
                                                                 ----------

          Mutual funds                                           $2,769,221
          Money market funds                                         15,768
          Infinity Broadcasting Corporation Common Stock            353,250
                                                                 ----------
                                                                 $3,138,239
                                                                 ==========


4.       TAX STATUS OF THE PLAN

         The Internal Revenue Service ("IRS") has determined and informed the Employer by letter dated January 8, 1998 that the Plan and related trust meet the requirements of Section 401(k) of the Internal Revenue Code ("IRC") and are exempt from federal income tax under Section 501
         (a) of the IRC. The Plan has been amended since receiving the determination letter and the Plan Sponsor and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

OUTDOOR SYSTEMS, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of funds managed by Nationwide Life Insurance. Company Nationwide Life Insurance Company is a Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are held in deeds of trust which are held in conjunction with related plans with a common trustee. Certain Plan assets are invested in the common stock of Infinity Broadcasting Corporation. Infinity Broadcasting Corporation is the parent company of the Plan sponsor, Infinity Outdoor, Inc.(formerly known as Outdoor Systems, Inc. - See Note 6). These transactions also qualify as party-in-interest transactions to the Plan. The transactions are permitted under the instruments under which the plan is maintained.

6.       SUBSEQUENT EVENTS

         In February 2000, the Plan Sponsor changed its name to Infinity Outdoor, Inc. and the Plan changed its name from Outdoor Systems, Inc. 401(k) Plan to Infinity Outdoor, Inc. 401(k) Plan.

                             Supplemental Schedule
                             ---------------------

                              OUTDOOR SYSTEMS, INC.
                                   401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  (a)    (b) Identity of Issuer, Borrower,         (c) Description of Investment Including Maturity Date,      (d) Cost  (e) Current
              Lessor or Similar Party                Rate of Interest, Collateral, Par or Maturity Value                      Value
------------------------------------------------------------------------------------------------------------------------------------

         The Dreyfus Corporation                   The Dreyfus A Bonds Plus Fund                                   -    $    553,387
         Fidelity Investment Company               The Fidelity Advisor Growth Opportunities Fund                  -       2,685,610
         Fidelity Investment Company               The Fidelity Advisor High Yield A Fund                          -         944,242
         Fidelity Investment Company               The Fidelity Asset Manager Fund                                 -          61,224
         Federated                                 The Federated Bond Fund                                         -          87,217
   *     Nationwide Life Insurance Company         The Nationwide Fund                                             -         823,681
         The Neuberger &  Berman Management, Inc.  The Neuberger & Berman Partners Trust Fund                      -       1,531,610
         American Century                          The Twentieth Century Ultra Investors Fund                      -       4,270,569
         Franklin Templeton Group                  The Templeton Foreign Fund                                      -       2,221,411
   *     Nationwide Life Insurance Company         The Fixed Account Fund                                          -         867,722
         Warburg Pincus Funds                      The Warburg Pincus Emerging Growth Fund                         -       2,410,956
         The Neuberger & Berman Management, Inc.   The Neuberger & Berman Guardian Trust Fund                      -       1,308,509
   *     Nationwide Life Insurance Company         The Nationwide Money Market Fund                                -         400,335
   *     Nationwide Life Insurance Company         Personal Portfolio                                              -          41,272
  **     Infinity Broadcasting Corporation         Infinity Broadcasting Corporation Common Stock Fund             -       1,107,706

  **     Pacific Coach, Inc.                       Investments in Various deeds of trust with interest rates
                                                   from 10.5% to 18.0%, maturing between 6 months and 2 years
                                                   and collateralized by real property                             -         847,344

         Participant Loans                         Various rates of interest from 7.0% to 11.0%, maturing
                                                   between 6 months and 14 years and collateralized by the
                                                   participants accounts balances                                  -         819,931
                                                                                                                 -------------------

                                                                                                                 $ -    $ 20,982,726
                                                                                                                 ===================

       * A Custodian of the Plan and therefore, a party-in-interest for which a statutory exemption exists.
      ** Investment qualifies as a party-in-interest for the Plan.


See Report of Independent Accountants

INDEPENDENT AUDITORS' REPORT


Board of Trustees
Outdoor Systems, Inc. 401(k) Plan
Phoenix, Arizona


We have audited the accompanying statement of net assets available for benefits of Outdoor Systems, Inc. 401(k) Plan (the "Plan") as of December 31, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3 to the financial statements, the 1998 statement of net assets available for benefits include investments valued at $794,205 (5 percent of net assets) whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of the value of such investments and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.



/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
May 30, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


OUTDOOR SYSTEMS, INC. 401(k) PLAN


                                                     /s/  William S. Levine
                                                          ---------------------
                                                          William S. Levine
                                                          Chairman of the Board
Dated June 28, 2000





                                      -14-